

S ... COMMISSION
...gton, D.C. 20549

BB 3/4/02

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SEC FILE NUMBER
8-14037

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2002 WASH D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Locust Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
909 Locust Street
(No. and Street)

Des Moines	IA	50309-2899
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karl Lindberg, President (515) 698-7869
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002 P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Karl Lindberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Locust Street Securities, Inc., as of 12/31/01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KIMBERLY J. DAVIS
COMMISSION NO. 702499
MY COMMISSION EXPIRES
MARCH 30, 2003
NOTARIAL SEAL IOWA

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Locust Street Securities, Inc.

Audited Consolidated Financial Statements
and Supplemental Information

For the years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors....1

Audited Consolidated Financial Statements

Consolidated Statements of Financial Condition....2
Consolidated Statements of Operations....3
Consolidated Statements of Changes in Stockholder's Equity....4
Consolidated Statements of Cash Flows....5
Notes to Consolidated Financial Statements....6

Supplemental Information

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission....13
Schedule II – Statement Pursuant to SEC Rule 17a-5(d)(4)....14
Schedule III – Statement Regarding SEC Rule 15c3-3....15
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3....16



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Locust Street Securities, Inc.

We have audited the accompanying consolidated statements of financial condition of Locust Street Securities, Inc. (a wholly-owned subsidiary of ING Advisors Network, Inc.) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Locust Street Securities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
February 8, 2002

Locust Street Securities, Inc.

Consolidated Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash and cash equivalents	**$ 6,860,499**	$ 7,192,734
Commissions receivable	**1,910,549**	2,197,871
Accounts receivable, net of allowance of $85,829 and $41,576 in 2001 and 2000, respectively	**657,192**	183,721
Due from affiliates, including $230,989 in 2001 under tax allocation agreement	**382,495**	48,286
Deferred tax asset	**55,712**	213,351
Premises and equipment, net of accumulated depreciation of $730,604 in 2001 and $471,944 in 2000	**101,038**	335,304
Other assets	**182,251**	362,109
Total assets	**$10,149,736**	$10,533,376
Liabilities and stockholder's equity		
Liabilities:		
Commissions and concessions payable	**$ 2,631,769**	$ 2,041,170
Due to affiliates, including $583,152 in 2000 under tax allocation agreement	**3,226,651**	4,022,885
Accounts payable and other accrued expenses	**1,177,725**	1,469,423
Other liabilities	**48,280**	–
Total liabilities	**7,084,425**	7,533,478
Stockholder's equity:		
Common stock, $1.00 par value; 50,000 shares authorized; 8,500 shares issued and outstanding	**8,500**	8,500
Additional paid-in capital	**619,619**	119,619
Retained earnings	**2,437,192**	2,871,779
Total stockholder's equity	**3,065,311**	2,999,898
Total liabilities and stockholder's equity	**$10,149,736**	$10,533,376

See accompanying notes.

Locust Street Securities, Inc.

Consolidated Statements of Operations

	Year ended December 31	
	2001	**2000**
Revenues:		
Commissions	**$63,962,545**	$75,511,396
Interest	**225,121**	267,558
Other	**3,392,321**	4,526,475
Total revenues	**67,579,987**	80,305,429
Expenses:		
Commissions	**58,364,200**	66,450,512
Salaries and employee benefits	**4,778,837**	4,627,566
General and administrative	**5,010,256**	7,140,092
Total expenses	**68,153,293**	78,218,170
(Loss) income before taxes	**(573,306)**	2,087,259
Income tax (benefit) expense:		
Current	**(296,358)**	719,422
Deferred	**157,639**	169,282
Total income tax (benefit) expense	**(138,719)**	888,704
Net (loss) income	**$ (434,587)**	$ 1,198,555

See accompanying notes.

Locust Street Securities, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2000	$8,500	$119,619	$ 2,923,224	$ 3,051,343
Dividends paid to Parent	–	–	(1,250,000)	(1,250,000)
Net income	–	–	1,198,555	1,198,555
Balance at December 31, 2000	8,500	119,619	2,871,779	2,999,898
Contribution of capital	–	**500,000**	–	**500,000**
Net loss	–	–	**(434,587)**	**(434,587)**
Balance at December 31, 2001	**$8,500**	**$619,619**	**$ 2,437,192**	**$ 3,065,311**

See accompanying notes.

Locust Street Securities, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
Operating activities		
Net (loss) income	**$ (434,587)**	$ 1,198,555
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation expense	**258,660**	256,343
Deferred income tax expense	**157,639**	169,282
Changes in operating assets and liabilities:		
Due from affiliates	**(334,209)**	–
Commissions receivable	**287,322**	(823,128)
Accounts receivable	**(473,471)**	(47,126)
Other assets	**179,858**	(158,502)
Commissions and concessions payable	**590,599**	(88,328)
Accounts payable and other accrued expenses	**(291,698)**	6,324
Due to affiliates	**(796,234)**	4,255,110
Other liabilities	**48,280**	–
Net cash (used in) provided by operating activities	**(807,841)**	4,768,530
Investing activities		
Purchase of premises and equipment	**(24,394)**	(79,061)
Sale of premises and equipment	**–**	49,053
Net cash used in investing activities	**(24,394)**	(30,008)
Financing activities		
Capital contributions from Parent	**500,000**	–
Dividends paid to Parent	**–**	(1,250,000)
Net cash provided by (used in) financing activities	**500,000**	(1,250,000)
Net (decrease) increase in cash and cash equivalents	**(332,235)**	3,488,522
Cash and cash equivalents at beginning of year	**7,192,734**	3,704,212
Cash and cash equivalents at end of year	**$6,860,499**	$ 7,192,734
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes	**$ 555,587**	$ 709,184

See accompanying notes.

Locust Street Securities, Inc.

Notes to Consolidated Financial Statements

December 31, 2001

1. Nature of Business and Ownership

Locust Street Securities, Inc. (the "Company") operates as a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company operates primarily in the sale of mutual funds, variable annuities, and interests in limited partnerships. The Company is a wholly owned subsidiary of ING Advisors Network, Inc. ("IAN") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in the Netherlands.

The consolidated financial statements include the Company and its wholly owned subsidiary, LSSI, Inc ("LSSI"). It also includes LSSI subsidiaries LSSI Alabama, LSSI Massachusetts Insurance Agency, Inc., LSSI Nevada, Inc., LSSI Ohio Agency, Inc., and LSSI Texas, Inc. which are controlled by the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform with the current financial statement presentation.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation has been calculated using the straight-line method over the assets' estimated useful lives. The estimated service lives of premises and equipment are principally as follows:

Buildings and improvements	3 - 40 years
Equipment	2 - 15 years
Computer Software	2 - 7 years
Transportation vehicles	2 - 6 years

Maintenance and repairs are charged to expense and improvements are capitalized.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue and expense are recognized on a trade-date basis, which is the date a trade is executed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and 2000 and during the years then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Locust Street Securities, Inc.

Notes to Consolidated Financial Statements (continued)

3. Income Taxes (continued)

Income tax (benefit) expense consists of the following:

	Year ended December 31	
	2001	**2000**
Current:		
Federal	**$(299,951)**	$605,295
State	**3,593**	114,127
	(296,358)	719,422
Deferred:		
Federal	**157,639**	142,419
State	–	26,863
	157,639	169,282
Total	**$(138,719)**	$888,704

Variations from the federal statutory rate are as follows:

	Year ended December 31	
	2001	**2000**
Expected federal income tax (benefit) expense at statutory rate of 35%	**$(200,657)**	$730,541
Effect of permanent differences	**59,603**	17,167
State income tax expense, net of federal benefit	**2,335**	140,996
Income tax (benefit) expense	**$(138,719)**	$888,704

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes and nondeductible expenses such as travel, entertainment, and meals.

3. Income Taxes (continued)

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31	
	2001	**2000**
Deferred tax assets:		
Allowance for doubtful accounts	**$ 30,040**	$ 17,296
Deferred compensation	**21,543**	3,885
Accrued vacation	**13,734**	29,013
Accrued pension	**–**	54,354
Property and equipment	**15,626**	–
Marketing accrual	**102,789**	131,512
State taxes	**33,849**	–
Total deferred tax assets	**217,581**	236,060
Deferred tax liabilities:		
Depreciation	**–**	22,709
Other	**161,869**	–
Total deferred tax liabilities	**161,869**	22,709
Net deferred tax asset	**$ 55,712**	$213,351

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

Certain operating costs were paid on behalf of the Company by affiliated companies. Under these agreements, the amounts incurred totaled $1,315,086 and $2,501,462 in 2001 and 2000, respectively.

An affiliated company provides personnel, services, and managerial functions to the Company. Under this agreement, the amounts incurred totaled approximately $4,912,216 and $4,348,384 in 2001 and 2000, respectively. For the years ended December 31, 2001 and 2000, commissions paid by affiliates to the Company aggregated $13,238,000 and $14,532,000, respectively.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2001 and 2000 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company included in the statements of operations were $235,006 and $217,804 for the years ended December 31, 2001 and 2000, respectively.

Deferred Compensation Plan

In October 2001, IAN established a deferred compensation plan (the "Plan") for registered representatives. Under the Plan, if certain eligibility requirements are met, a participant may defer up to 25% of their commission and fee earnings and an OSJ participant may defer up to 50% of their earnings during a Plan year. The deferred compensation plan is unfunded; therefore, benefits are paid from the general assets of the Company. The total of participant deferrals which is reflected in other accrued expenses was $52,432 at December 31, 2001. The interest expense related to this plan was $220 for the year ended at December 31, 2001.

6. Contingencies

The Company is party to a number of claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 10 to 1. At December 31, 2001, the Company had net capital of $1,590,814, which was $1,122,005 in excess of its required net capital of $468,809. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 4.42 to 1.

Supplemental Information

Locust Street Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Stockholder's equity	$3,065,311
Non-allowable assets	
Commissions receivable, aged	612,177
Due from affiliates	382,494
Deferred income tax asset	55,712
Premises and equipment	101,038
Other assets	204,872
Total non-allowable assets	1,356,293
Other deductions	
Excess fidelity bond deductible	2,504
Net capital before haircuts	1,706,514
Haircuts	115,700
Net Capital	$1,590,814
Aggregate indebtedness (AI)	
Commissions and concessions payable	$2,631,769
Due to affiliates	3,226,651
Accounts payable and other accrued expenses	1,125,447
Other liabilities	48,280
Total aggregate indebtedness	$7,032,147
Minimum net capital requirement, 6 2/3 % of AI	$ 468,809
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$1,122,005
Excess net capital at 1000%, as defined	$ 887,599
Ratio of aggregate indebtedness to net capital	4.42 to 1

Locust Street Securities, Inc.

Schedule II
Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

Locust Street Securities, Inc.

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2001

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

ERNST & YOUNG

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Stockholder and Board of Directors
Locust Street Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Locust Street Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Atlanta, Georgia
February 8, 2002

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Locust Street Securities, Inc.

For the years ended December 31, 2001 and 2000
with Reports of Independent Auditors


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2002
354
WASH, D.C.
SECTION